

September 29, 2020

Jianhui Ye
Chief Executive Officer
EZGO Technologies Ltd.
Building A, Floor 5,
Changzhou Institute of Dalian University of Technology
Science and Education Town
Wujin District, Changzhou City
Jiangsu, China 213164

> **Re: EZGO Technologies Ltd.**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted September 24, 2020**
> **CIK No. 0001806904**

Dear Mr. Ye:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted September 24, 2020

Financial Statements, page F-1

1. Based on the share reorganization that occurred during September 2020 and has been reflected in your annual and interim financial statements, it appears to us that you should update the dates through which subsequent events were evaluated currently disclosed in Note 17 on page F-34 and Note 13 on page F-56.

You may contact Jeff Gordon at (202) 551-3866 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Richard Anslow, Esq.